March 29, 2024

VIA EDGAR TRANSMISSION
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC  20549

Re:	TrimTabs ETF Trust (the “Registrant”)
File Nos. 811-22995; 333-198603

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933 (the “1933 Act”), the Registrant respectfully requests the withdrawal of: (a) the post-effective amendment (the “Amendment”) to the Registrant’s registration statement on Form N-1A filed with EDGAR submission type 485APOS, which was accepted via the EDGAR system at 4:18 p.m. on March 4, 2022 (Accession No. 0001137439-22-000168); and (b) the associated delaying amendments (the “Delaying Amendments” and, collectively with the Amendment, the “Amendments”) filed with EDGAR submission type 485BXT, which were accepted via the EDGAR system at the times and days as follows: (i) at 4:40 p.m. on May 17, 2022 (Accession No. 0001137439-22-000464); (ii) at 2:41 p.m. on June 16, 2022 (Accession No. 0001680359-22-000084); (iii) at 3:50 p.m. on July 15, 2022 (Accession No. 0001137439-22-000666); (iv) at 11:12 a.m. on August 15, 2022 (Accession No. 0001680359-22-000122); (v) at 2:32 p.m. on September 14, 2022 (Accession No. 0001680359-22-000154); (vi) at 5:27 p.m. on October 14, 2022 (Accession No. 0001680359-22-000180); (vii) at 5:01 p.m. on November 10, 2022 (Accession No. 0001680359-22-000208); (viii) at 9:40 a.m. on December 13, 2022 (Accession No. 0001680359-22-000242); (ix) at 12:33 p.m. on January 12, 2023 (Accession No. 0001680359-23-000006); (x) at 11:34 a.m. on February 10, 2023 (Accession No. 0001680359-23-000038); (xi) at 12:37 p.m. on March 13, 2023 (Accession No. 0001680359-23-000087); (xii) at 5:01 p.m. on April 12, 2023 (Accession No. 0001680359-23-000097); (xiii) at 9:32 a.m. on May 12, 2023 (Accession No. 0001680359-23-000127); (xiv) at 4:10 p.m. on June 9, 2023 (Accession No. 0001680359-23-000154); (xv) at 10:55 a.m. on July 11, 2023 (Accession No. 0001680359-23-000213); (xvi) at 10:10 a.m. on August 10, 2023 (Accession No. 0001680359-23-000260); (xvii) at 12:03 p.m. on September 8, 2023 (Accession No. 0001680359-23-000309); (xviii) at 3:10 p.m. on October 6, 2023 (Accession No. 0001680359-23-000320); (xix) at 11:23 a.m. on November 8, 2023 (Accession No. 0001680359-23-000348); (xx) at 10:27 a.m. on December 8, 2023 (Accession No. 0001680359-23-000377); (xxi) at 9:23 a.m. on January 5, 2024 (Accession No. 0001680359-24-000004); (xxii) at 9:10 a.m. on February 6, 2024 (Accession No. 0001680359-24-000061); and (xxiii) at 9:33 a.m. on March 7, 2024 (Accession No. 0001680359-24-000098).

The Amendments relate to the FCF Absolute Return ETF (the “Fund”), a series of the Registrant. The Amendments were filed for the purpose of creating the Fund as a new series of the Registrant. The Registrant has since determined not to move forward with offering shares of the Fund. The Registrant represents that no securities of the Fund were issued or sold pursuant to the Amendments.

If you have any questions or comments regarding this filing, please contact Joel D. Corriero, Esq., at (215) 564-8528.

Very truly yours,

TrimTabs ETF Trust

/s/ Derin Cohen
Derin Cohen, Chief Compliance Officer